Filed by Alcoa Inc. Pursuant to Rule 425
Under the Securities Act of 1933
Registration Statement: 333-142669

Subject Company: Alcan Inc.
Commission File No.: 001-03677

Alcan Offer Update

Approximately 30 days have transpired since we announced our offer to acquire Alcan. The combination of Alcoa and Alcan will create the premier fully integrated aluminum company in the world with diversified products serving the packaging, aerospace, transportation and building and construction industries.

I thought today I would take a moment to update you on some of the activity since the announcement of our offer, and give you a glimpse on some of the next steps.

Prior to our announcement, we developed a comprehensive and concerted plan to speak with numerous stakeholders; government officials and representatives in a variety of countries in which both companies have operations, including government officials in charge of approval of mergers and acquisitions.

As you may have read in the press, we have met with a number of government officials in Quebec and in other locations important to Alcan, including Ottawa, British Columbia, and France to name just a few. While we have met with officials throughout the world, a great deal of effort has been spent addressing the Alcan Continuity Agreement with the Government of Quebec. When we announced our offer for Alcan we said we would make numerous commitments to Quebec. This was prior to our having seen a copy of the Continuity Agreement. Upon reviewing its contents, we reiterated our commitments to Quebec which clearly exceed those contained in the agreement. They are essential to getting the Quebec government’s support for our bid.

When we sit down with these officials throughout the world, we explain the strategic rationale of our plan. We show them how the aluminum industry is far different today than it was just six years ago…how China and Russia have grown in a very short period of time, how competition on a global scale has increased.

We have walked them through why we, as well as others, believe that Alcoa clearly is the best partner for Alcan…and for Quebec. We have explained why Alcoa has unparalleled ability to make the commitments required to meet the terms of this Continuity Agreement.

From a shareholder perspective, we have met with our largest investors. We have also met with the largest holders of Alcan. Again, we have taken them through the strategic rationale and our plans to create — together with Alcan — a premier diversified global aluminum company with a complementary portfolio of assets and enhanced growth opportunities to further build value for shareholders. It is not about ego or size. It is about competition, opportunity to improve competitiveness, optimize investment opportunities and maximize profitability. These investor meetings have been very constructive.

On May 23rd we reaffirmed our offer for Alcan following their Board’s recommendation that shareholders reject our offer. We reaffirmed our offer after having studied their response and not seeing anything that would lead us to reevaluate it. Although Alcan’s Board recommended rejection of our offer, we are pleased that they recognized both the strategic rationale of this combination, and the unique opportunity to achieve annual synergies of US$1 billion. We continue to believe that our offer is full and fair, providing substantial value to Alcan’s shareholders as well as to Alcoa shareholders.

We also said at the time that we are moving forward as quickly as possible to address the remaining conditions to our offer including regulatory approvals. We have developed a detailed roadmap to address any possible regulatory issues and potential divestitures.

In line with that philosophy to move quickly, today we filed with the Federal Trade Commission and the Department of Justice the notification and report forms required under the Hart-Scott-Rodino Antitrust Improvement Act. We have also made antitrust/competition filings in other jurisdictions and will be finalizing others shortly. As we said, we are moving this process forward and this filing demonstrates our commitment to prompt satisfaction of regulatory requirements and timely resolution of any regulatory issues.

We are confident that the transaction will be approved in each relevant jurisdiction based upon our plans to address any regulatory concerns through targeted and selective divestitures.

As we move forward we can continue to expect to hear rumors and speculation regarding our offer and what others may or may not do. As you read these “reports” I would encourage you to look for the sources of these stories and you’ll likely come to the same conclusion as many. Right now, our offer – which is moving forward — is the only one on the table…and it is an offer that provides substantial returns to Alcan shareholders today, while also allowing them to take part in our future growth. It meets Quebec government requirements under the Continuity Agreement and we are convinced it will meet diverse regulatory agencies requirements. In addition, we believe most other potential interlopers face regulatory issues and/or cannot match our offer and the terms of the Continuity Agreement.

I thank you for continuing to focus on running the business as we pursue this combination. We will continue to provide updates as warranted.

Alain Belda

WHERE TO FIND ADDITIONAL INFORMATION

In connection with the offer by Alcoa to purchase all of the issued and outstanding common shares of Alcan (the “Offer”), Alcoa has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”), which contains a prospectus relating to the Offer (the “Prospectus”), and a tender offer statement on Schedule TO (the “Schedule TO”). This communication is not a substitute for the Prospectus, the Registration Statement and the Schedule TO. ALCAN SHAREHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THESE DOCUMENTS, ALL OTHER APPLICABLE DOCUMENTS AND ANY AMENDMENTS OR SUPPLEMENTS TO ANY SUCH DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE EACH CONTAINS OR WILL CONTAIN IMPORTANT INFORMATION ABOUT ALCOA, ALCAN AND THE OFFER. Materials filed with the SEC are available electronically without charge at the SEC’s website, www.sec.gov. Materials filed with the Canadian securities regulatory authorities (“CSRA”) are available electronically without charge at www.sedar.com. Materials filed with the SEC or the CSRA may also be obtained without charge at Alcoa’s website, www.alcoa.com, or by directing a request to Alcoa’s investor relations department at (212) 836-2674. In addition, Alcan shareholders may obtain free copies of such materials filed with the SEC or the CSRA by directing a written or oral request to the Information Agent for the Offer, MacKenzie Partners, Inc., toll-free at (800) 322-2885 (English) or (888) 405-1217 (French).

While the Offer is being made to all holders of Alcan Common Shares, this communication does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, Alcoa may, in its sole discretion, take such action as they may deem necessary to extend the Offer in any such jurisdiction.

FORWARD-LOOKING STATEMENTS

Certain statements and assumptions in this communication contain or are based on “forward-looking” information and involve risks and uncertainties. Forward-looking statements may be identified by their use of words like “anticipates,” “believes,” “estimates,” “expects,” “hopes,” “targets,” “should,” “will,” “will likely result,” “forecast,” “outlook,” “projects” or other words of similar meaning. Such forward-looking information includes, without limitation, the statements as to the impact of the proposed acquisition on revenues, costs and earnings. Such forward- looking statements are subject to numerous assumptions, uncertainties and risks, many of which are outside of Alcoa’s control. Accordingly, actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this communication. These risks and uncertainties include Alcoa’s ability to successfully integrate the operations of Alcan; the outcome of contingencies including litigation, environmental remediation, divestitures of businesses, and anticipated costs of capital investments; general business and economic conditions; interest rates; the supply and demand for, deliveries of, and the prices and price volatility of primary aluminum, fabricated aluminum, and alumina produced by Alcoa and Alcan; the timing of the receipt of regulatory and governmental approvals necessary to complete the acquisition of Alcan and any undertakings agreed to in connection with the receipt of such regulatory and governmental approvals; the timing of receipt of regulatory and governmental approvals for Alcoa’s and Alcan’s development projects and other operations; the availability of financing to refinance indebtedness incurred in connection with the acquisition of Alcan on reasonable terms; the availability of financing for Alcoa’s and Alcan’s development projects on reasonable terms; Alcoa’s and Alcan’s respective costs of production and their respective production and productivity levels, as well as those of their competitors; energy costs; Alcoa’s and Alcan’s ability to secure adequate transportation for their respective products, to procure mining equipment and operating supplies in sufficient quantities and on a timely basis, and to attract and retain skilled staff; the impact of changes in foreign currency exchange rates on Alcoa’s and Alcan’s costs and results, particularly the Canadian dollar, Euro, and Australian dollar, may affect profitability as some important raw materials are purchased in other currencies, while products generally are sold in U.S. dollars; engineering and construction timetables and capital costs for Alcoa’s and Alcan’s development and expansion projects; market competition; tax benefits and tax rates; the outcome of negotiations with key customers; the resolution of environmental and other proceedings or disputes; and Alcoa’s and Alcan’s ongoing relations with their respective employees and with their respective business partners and joint venturers.

Additional risks, uncertainties and other factors affecting forward looking statements include, but are not limited to, the following:

•	Alcoa is, and the combined company will be, subject to cyclical fluctuations in London Metal Exchange primary aluminum prices, economic and business conditions generally, and aluminum end-use markets;

•	Alcoa’s operations consume, and the combined company’s operations will consume, substantial amounts of energy, and profitability may decline if energy costs rise or if energy supplies are interrupted;

•	The profitability of Alcoa and/or the combined company could be adversely affected by increases in the cost of raw materials;

•	Union disputes and other employee relations issues could adversely affect Alcoa’s and/or the combined company’s financial results;

•	Alcoa and/or the combined company may not be able to successfully implement its growth strategy;

•

Alcoa’s operations are, and the combined company’s operations will be, exposed to business and operational risks, changes in conditions and events beyond its control in the countries in which it operates;

•

Alcoa is, and the combined company will be, exposed to fluctuations in foreign currency exchange rates and interest rates, as well as inflation and other economic factors in the countries in which it operates;

•	Alcoa faces, and the combined company will face, significant price competition from other aluminum producers and end-use markets for Alcoa products that are highly competitive;

•	Alcoa and/or the combined company could be adversely affected by changes in the business or financial condition of a significant customer or customers;

•	Alcoa and/or the combined company may not be able to successfully implement its productivity and cost-reduction initiatives;

•	Alcoa and/or the combined company may not be able to successfully develop and implement new technology initiatives;

•

Alcoa is, and the combined company will be, subject to a broad range of environmental laws and regulations in the jurisdictions in which it operates and may be exposed to substantial costs and liabilities associated with such laws;

•	Alcoa’s smelting operations are expected to be affected by various regulations concerning greenhouse gas emissions;

•	Alcoa and the combined company may be exposed to significant legal proceedings, investigations or changes in law; and

•	Unexpected events may increase Alcoa’s and/or the combined company’s cost of doing business or disrupt Alcoa’s and/or the combined company’s operations.

See also the risk factors disclosed in Alcoa’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006. Readers are cautioned not to put undue reliance on forward-looking statements. Alcoa disclaims any intent or obligation to update these forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable law.